Filed pursuant to Rule 433(d)

Dated September 2, 2025

Registration Statement No. 333-286734

Free Writing Prospectus

(To Preliminary Prospectus Supplement dated September 2, 2025 and Prospectus dated April 24, 2025)

ING Groep N.V.

US$1,500,000,000 7.000% Perpetual Additional Tier 1 Contingent Convertible

Capital Securities

Pricing Term Sheet

Issuer:	ING Groep N.V. (“ING”)

Securities:	Perpetual Additional Tier 1 Contingent Convertible Capital Securities (the “Securities”)

Principal Amount:	U.S.$1,500,000,000

Status:	Unsecured and subordinated obligations, ranking pari passu without any preference among themselves and with Parity Instruments of the Issuer, subordinated to Senior Instruments of the Issuer.

Waiver of set-off:	Applicable

Legal Format:	SEC Registered

Trade Date:	September 2, 2025

Expected Settlement Date:*	September 9, 2025 (T+5)

Maturity Date:	Perpetual, with no fixed maturity or fixed redemption date.

Issue Price:	100.000%

Underwriting Commission:	0.600%

All-in Price:	99.400%

Net Proceeds (before Issuer expenses):	U.S.$1,491,000,000

Interest Payment Dates:	Semi-annually in arrear on May 16 and November 16 of each year, commencing on November 16, 2025, subject to cancellation or deemed cancellation and applicable restrictions on interest payments as described in the preliminary prospectus supplement dated September 2, 2025 (the “Preliminary Prospectus Supplement”), supplementing the prospectus dated April 24, 2025 (the “Prospectus”).

Reset Dates:	November 16, 2032 (the “First Reset Date”) and each five-year anniversary thereof.

Initial Interest Period

Initial Fixed Rate:	7.000%, from and including September 9, 2025 to, but excluding, the First Reset Date.

Re-Offer Yield to First Reset Date:	7.125% annualized semi-annual yield to derive an annual rate.

7-year SOFR Mid-swap Rate:	3.516% spotted using the live “mid” rate SOFR swap rate shown on the Bloomberg live screen page “USOSFR7” and the relevant index on the page “IRSB”.

8-year SOFR Mid-swap Rate:	3.590% spotted using the live “mid” rate SOFR swap rate shown on the Bloomberg live screen page “USOSFR8” and the relevant index on the page “IRSB”.

Interpolated SOFR Mid-swap Rate:	3.531%

Interest Periods Following any Reset Date

Reset Reference Rate:	5-year SOFR mid-swap rate (Bloomberg screen page “USISSO05”), subject to benchmark discontinuation provisions, as described in the Preliminary Prospectus Supplement.

Margin:	3.594%

Interest Rate Following any Reset Date:	The rate of interest will be reset on each Reset Date to the rate per annum equal to the sum of the applicable Reset Reference Rate on the relevant Reset Determination Date plus the Margin, from and including the relevant Reset Date to (but excluding) the next following Reset Date.

Interest Payments Discretionary:

The Issuer may, at its discretion, elect to cancel any interest payment, in whole or in part, which is otherwise scheduled to be paid on an Interest Payment Date or redemption date.

Mandatory cancellation of Interest (in whole or in part) upon:

(i) insufficient Distributable Items;

(ii) Maximum Distributable Amount restrictions under CRD / BRRD or any other analogous restrictions;

(iii) a Trigger Event or Liquidation Event having occurred.

Any interest not paid shall be cancelled or deemed cancelled and shall not accumulate. The non-payment of any interest shall not constitute a default for any purpose.

Optional Redemption:	The Issuer may, at its option, redeem all, but not only some, of the Securities on the First Reset Date and on any Interest Payment Date thereafter at their principal amount, plus accrued and unpaid interest (to the extent not cancelled) to the redemption date (the “Redemption Price”), subject to the redemption conditions, including the Issuer obtaining the prior permission of the competent authority.

Clean-Up Call:	The Issuer may elect to redeem all, but not only some, of the Securities at any time at their Redemption Price on the relevant date fixed for redemption if, prior to the date of the relevant notice of redemption, 75% or more in principal amount of the Securities of the series issued have been redeemed or purchased and cancelled, subject to the redemption conditions, including the Issuer obtaining the prior permission of the competent authority.

Substitution and Variation:

Notwithstanding anything to the contrary in the Securities or the Indenture or supplemental indenture with respect thereto, if a Regulatory Event, Tax Event or an Alignment Event has occurred and is continuing with respect to the Securities then ING may, without any requirement for the consent or approval of the holder or beneficial owner of such Securities, substitute such Securities, in whole but not in part, or vary the terms of such Securities, in whole but not in part, so that the substituted Securities are, or that the Securities remain, Compliant Securities. Any substitution or variation of the Securities is subject to the provisions described under “Description of the Securities—Conditions to Redemption, Substitution, Variation and Purchase”, beginning on page S-70 of the Preliminary Prospectus Supplement.

By its acquisition of the Securities or any beneficial interest therein, each holder and beneficial owner of the Securities and each subsequent holder and beneficial owner of the Securities, (i) acknowledges, accepts, agrees to be bound by, and consents to, ING’s determination to substitute the Securities or vary the terms of the Securities as provided above, (ii) grants to ING and the trustee full power and authority to take any action and/or to execute and deliver any document in the name and/or on behalf of such holder or beneficial owner, as the case may be, which is necessary or convenient to complete such substitution of the Securities or the variation of the terms of the Securities, as applicable; and (iii) to the extent permitted by the Trust Indenture Act, waives any and all claims, in law and/or in equity, against ING and the trustee for, agrees not to initiate a suit against ING or the trustee in respect of, and agrees that neither ING nor the trustee shall be liable for, any action that ING or the trustee takes, or abstains from taking, in either case in connection with the substitution of the Securities or the variation of the terms of the Securities at the option of ING as described in the section “Description of the Securities—Substitution and Variation”, beginning on page S-71 of the Preliminary Prospectus Supplement.

Redemption for Taxation Reasons:	If a Tax Event has occurred and is continuing, then the Issuer may redeem all, but not only some, of the Securities at any time at their Redemption Price, subject to the redemption conditions, including the Issuer obtaining the prior permission of the competent authority.

Redemption for Regulatory Reasons:	If a Regulatory Event has occurred and is continuing, then the Issuer may redeem all, but not only some, of the Securities at any time at their Redemption Price on the relevant date fixed for redemption, subject to the redemption conditions, including the Issuer obtaining the prior permission of the competent authority.

Mandatory Conversion:

If a Trigger Event occurs, the Securities shall be converted, in whole and not in part, into Ordinary Shares at the Conversion Price.

A “Trigger Event” will occur if at any time the Group CET1 Ratio is less than 7.00%, as determined by the Issuer, the Competent Authority or any agent appointed for such purpose by the Competent Authority.

Conversion Price:

If the Issuer’s ordinary shares are then admitted to trading on a Relevant Stock Exchange, the highest of (i) the Current Market Price per ordinary share translated into U.S. dollars at the Prevailing Rate, (ii) $8.76 per ordinary share (the “Floor Price”), subject to certain anti-dilution adjustments, and (iii) the nominal value of an ordinary share of the Issuer translated into U.S. dollars at the Prevailing Rate.

If the Issuer’s ordinary shares are not then admitted to trading on a Relevant Stock Exchange, the higher of (i) the Floor Price and (ii) the nominal value of an ordinary share of the Issuer translated into U.S. dollars at the Prevailing Rate.

Agreement and Acknowledgement with Respect to the Exercise of Statutory Loss Absorption Powers:	The Securities may become subject to the determination by the resolution authority or the Issuer (following instructions from the resolution authority) that all or part of the principal amount of the Securities, including accrued but unpaid interest in respect thereof, must be reduced (which may include reduction to zero), cancelled, written down (whether or not on a permanent basis or subject to a write-up by the Resolution Authority) or converted (in whole or in part) into shares or claims which may give right to shares or other instruments of ownership or other securities or other obligations of the Issuer or obligations of another person (whether or not at the point of non-viability and independently of or in combination with a resolution action) or that the terms of the Securities must be varied (which may include amending interest amounts and payment dates, including by suspending payment for a temporary period) or that the Securities must otherwise be applied to absorb losses or give effect to resolution tools or powers.

Events of Default and Remedies:

An “Event of Default” with respect to the Securities shall result only if:

•  ING is declared bankrupt by a court of competent jurisdiction in The Netherlands (or such other jurisdiction in which it may be organized); or

•  an order is made or an effective resolution is passed for ING’s winding-up or liquidation, unless this is done in connection with a merger, consolidation or other form of combination with another company and (a) ING is permitted to enter into such merger, consolidation or combination or (b) the requisite majority of holders of the relevant series of Securities has waived the requirement that ING comply with the relevant merger covenant.

Upon the occurrence of an event of default, and only in such instance, the entire principal amount of the Securities will be automatically accelerated, without any action by the trustee or any holder, and will become immediately due and payable together with accrued but unpaid interest, subject to obtaining relevant approvals. The payment of principal of the Securities will be accelerated only in the event of an event of default (but not the bankruptcy, insolvency or reorganization of any of ING’s subsidiaries). There will be no right of acceleration of the payment of principal of the Securities if ING fails to pay any principal, interest or any other amount (including upon redemption) on the Securities or in the performance of any of its covenants or agreements contained in the Securities.

Holders’ remedies for ING’s breach of any obligations under the Securities, including ING’s obligation to make payments of principal and interest are extremely limited.

The exercise of any Dutch Bail-in Power by the relevant resolution authority will not be an event of default.

Governing Law:	The Securities will be governed by, and construed in accordance with, the laws of the State of New York, except for the subordination provisions and waiver of set-off provisions, which will be governed by Dutch law.

Use of Proceeds:	General corporate purposes and to strengthen the capital base of the Issuer.

Clearing:	DTC

ISIN:	US456837BT90

CUSIP:	456837 BT9

Day Count Fraction:	30 / 360

Denominations:	$200,000 and integral multiples of $1,000 in excess thereof.

Business Days:	Any weekday, other than one on which banking institutions are authorized or obligated by law or executive order to close in London, United Kingdom, Amsterdam, The Netherlands or the City of New York, United States.

Business Day Convention:	Following, unadjusted

Expected Listing:	Application has been made to Euronext Dublin for the Securities to be admitted to its Official List and to be admitted to trading on its Global Exchange Market.

Prohibition of Sales to each Retail Investor:	No PRIIPs key information document (KID) has been prepared as not available to retail in the EEA or the UK. UK FCA CoCo restriction. No sales to retail clients (as defined in COBS 3.4) in the UK.

Target Market:	Manufacturer target market (EU MiFID II and UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels).

Global Coordinators:	ING Bank N.V. and BofA Securities, Inc.

Joint Lead Managers and Joint Bookrunners:	ING Bank N.V., BofA Securities, Inc., BNP Paribas Securities Corp., Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, Santander US Capital Markets LLC and Standard Chartered Bank AG

Co-Lead Manager:	DBS Bank Ltd.

*

Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Securities on any date prior to one business day before delivery will be required, by virtue of the fact that such Securities initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

Capitalized terms used but not defined in this term sheet have the meanings set forth in the Prospectus as supplemented by the Preliminary Prospectus Supplement.

ING Groep N.V. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents ING Groep N.V. has filed with the SEC for more complete information about ING Groep N.V. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, ING Groep N.V. and any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling ING Bank N.V. at +44-207-767-8156, BofA Securities, Inc. at +1-800-294-1322, BNP Paribas Securities Corp. at +1-800-854-5674, Goldman Sachs & Co. LLC at +1-866-471-2526, J.P. Morgan Securities LLC (collect) at +1-212-834-4533, Santander US Capital Markets LLC at +1-855-403-3636 or Standard Chartered Bank AG at +44-2078-855739.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another email system.